

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

John Tucker
Chief Executive Officer
scPharmaceuticals Inc.
2400 District Avenue
Suite 310
Burlington, Massachusetts 01803

> **Re: scPharmaceuticals Inc.**
> **Registration Staterment on Form S-3**
> **Filed January 3, 2019**
> **File No. 333-229120**

Dear Mr. Tucker:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Todd Schiffman at 202-551-3491 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance